SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2005

                                   Serono S.A.
                    -----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                      ------------------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                    -----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                          SERONO


MEDIA RELEASE


FOR IMMEDIATE RELEASE
---------------------



      SERONO ANNOUNCES COMPLETION OF PATIENT ENROLLMENT IN PHASE III TRIAL OF SEROSTIM(R) (SOMATROPIN [RDNA ORIGIN] FOR INJECTION) IN HIV-ASSOCIATED ADIPOSE
                         REDISTRIBUTION SYNDROME (HARS)



GENEVA, SWITZERLAND AND ROCKLAND, MA, JANUARY 24, 2005 - Serono Inc., the US affiliate of global biotechnology leader Serono (virt-x: SEO and NYSE: SRA), announced today that it has completed enrollment in its second multi-center, phase III trial of Serostim(R) (somatropin [rDNA origin] for injection) in the treatment of HIV-Associated Adipose Redistribution Syndrome (HARS).

The primary goal of this randomized, double-blind, placebo-controlled trial is to assess whether Serostim(R) induction therapy significantly reduces the marked abnormal accumulation of visceral adipose tissue (intra-abdominal fat) and fat maldistribution which characterize HARS, and whether low-dose maintenance therapy prevents the abnormalities from returning during a continued course of therapy.

"We are pleased to have reached this major milestone for this very important study," said James Sapirstein, Executive Vice President of Metabolic Endocrinology at Serono, Inc. "An unmet need clearly exists in this patient population. Serono is committed to ensuring rapid completion of the trial and a US registration submission for Serostim as a treatment for this orphan indication."

"More than 300 patients were enrolled in the study in only six months. The dedication of the clinical investigators, all study site personnel and our in-house study team coupled with the need and enthusiasm for this project in the HIV community led to speedy enrollment of this study," said Paul Lammers, Chief Medical Officer at Serono, Inc. "The results of this pivotal Phase III clinical trial are eagerly awaited."


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ABOUT  HARS

HIV-associated adipose redistribution syndrome or HARS is a subset of HIV lipodystrophy. HIV-associated lipodystrophy is characterized by a variety of metabolic disturbances and body shape abnormalities that may present individually or in combination. Patients with HARS experience abnormal, pathological accumulation of adipose tissue, which may be present with or without fat depletion and/or metabolic abnormalities. In general, HARS patients accumulate excess visceral adipose tissue in the abdomen or may develop a fat pad on the upper back commonly known as a "buffalo hump."



ABOUT  SEROSTIM(R)

Serostim(R) [somatropin (rDNAorigin) for injection] is the only growth hormone approved by the US Food and Drug Administration for the treatment of HIV wasting or cachexia. The recommended dose is 0.1 mg/kg daily (6 mg/day for patients > 55 kg). Serostim(R) 0.1 mg/kg every other day should be considered as a starting dose in patients thought to be at risk of certain adverse effects, e.g., glucose intolerance.

Use of growth hormone is contraindicated in treatment of patients in intensive care units due to complications following open-heart surgery or abdominal surgery, multiple accidental trauma or acute respiratory failure; patients with active neoplasia; and patients with known hypersensitivity to growth hormone. Serostim(R) must be used in conjunction with antiretroviral therapy. Full prescribing information for Serostim(R), including important safety information, is available at www.serostim.com.



ABOUT  SERONO

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


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Some  of  the  statements  in  this  press  release  are  forward  looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


                                       ###




FOR MORE INFORMATION, PLEASE CONTACT:

SERONO, GENEVA, SWITZERLAND:

MEDIA RELATIONS:                       INVESTOR RELATIONS:
Tel:  +41-22-739 36 00                 Tel:  +41-22-739 36 01
Fax:  +41-22-739 3085                  Fax:  +41-22-739 30 22
http://www.serono.com                  Reuters:  SEO.VX / SRA.N
---------------------                  Bloomberg:  SEO VX / SRA US


SERONO, INC., ROCKLAND, MA

MEDIA RELATIONS:                       INVESTOR RELATIONS:
Stacie  Madden                         Tel:  +1 781 681 2552
Tel:  +1 781 681 2496                  Fax:  +1 781 681 2912
stacie.madden@serono.com
------------------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SERONO S.A.
                                        a Swiss corporation
                                        (Registrant)



January 24, 2005                        By:    /s/ Stuart Grant
                                               ---------------------------
                                        Name:  Stuart Grant
                                        Title: Chief Financial Officer


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